SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                  FORM 15
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          Certification and Notice of Termination of Registration
                        under Section 12(g) of the
 Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
       Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

                     Commission File Number: 000-21159

                          Atria Communities, Inc.
           (Exact name of registrant as specified in its charter)

                          501 South Fourth Avenue
                                 Suite 140
                         Louisville, Kentucky 40202
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, $.10 par value per share
       Series A Junior Participating Preferred Stock Purchase Rights
          (Title of each class of securities covered by this Form)

                                    None
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)     [X]     Rule 12h-3(b)(1)(ii)      [ ]
    Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(2)(i)       [ ]
    Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(ii)      [ ]
    Rule 12g-4(a)(2)(ii)    [ ]     Rule 15d-6                [ ]
    Rule 12h-3(b)(1)(i)     [ ]

          Approximate number of holders of record as of the certification or notice date: 2

          Pursuant to the requirements of the Securities Exchange Act of 1934, Atria Communities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              ATRIA COMMUNITIES, INC.

DATE:  September 15, 1998     By: /s/ W. PATRICK MULLOY II
                                 -----------------------------
                                 Name:  W. Patrick Mulloy II
                                 Title: Chief Executive Officer,
                                        President and Director